L'ORÉAL

03 SEP -3 AM 7:21

L'OREAL
International Financial Information Department



2nd September, 2003

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

2003 Half-Year results

Very truly yours,

PROCESSED
SEP 11 2003
THOMSON
FINANCIAL

The International Financial
Information Director

p/o

François ARCHAMBAULT

Clichy, Tuesday, 2nd September 2003
5:30 pm

RELEASE

L'ORÉAL

STRONG INCREASE IN 1st HALF 2003 EARNINGS DESPITE NEGATIVE IMPACT OF EXCHANGE RATES

⇨ **Like-for-like sales growth: +7.1%**

⇨ **Adjusted operating profit: +9%**

⇨ **Net operational profit after minority interests*: € 908.4 m, +14.9%**

Mr Lindsay Owen-Jones, Chairman and Chief Executive Officer of L'Oréal commented : *These results, achieved in an extremely difficult environment, confirm L'Oréal's growth momentum and the improvement of operating margins. Although they cannot be directly extrapolated for the year as a whole, they permit us to confirm with renewed confidence our stated goal of double-digit earnings growth.*

Innovation is the key to growth

The group's **consolidated sales** at 30th June 2003 amounted to € 7.14 billion. This represents a growth of +7.1%, compared with the 1st half of 2002, like-for-like (i.e. on an identical structural and exchange rate basis), and –3.2% based on consolidated figures.

Supported by innovations from the research laboratories, a large number of initiatives ensured growth for the group's core brands. Overall, L'Oréal achieved further major market share gains.

- The **Professional Products Division** achieved +8.8% growth in the first half, a much higher figure than its main competitors. The Division took new initiatives in all business segments, particularly in colourants with the launch of Luo (a new translucid colourant) and Equa (a formula developed specifically for the needs of the Japanese market).

- The **Consumer Products Division** achieved +9.3% like-for-like growth, well ahead of the growth rate for mass market products. This growth can be attributed in particular to the launch of innovative products such as Couleur Experte colourants and Double Extension mascara.

- The **Luxury Products Division**, operating in markets which are more sensitive to the economic slowdown and the reduction in air travel, managed to maintain growth of +0.2%. This performance comes from the success of new products such as the Résolution facial skincare from Lancôme, a brand which at the end of 2002 became the world's number one in the selective retailing channel. In perfumes, the successful European launch of Polo Blue by Ralph Lauren has confirmed the excellent results achieved in the United States.

- The **Active Cosmetics Department** continued its international roll-out, while improving its market shares in Europe. It thus achieved a growth rate of +10.9%, in line with the figure for the 1st half of 2002. This was boosted especially by the successful Myokine facial skincare from Vichy, and the skin redensifier Inneov Fermeté launched in five European countries, heralding the group's first

- **Dermatology** [1] achieved sales of € 139 million, representing like-for-like growth of +7%. Galderma performed well on the acne and rosacea markets. In geographic terms, Galderma continued to achieve sustained growth in North America and made strong advances in Latin America (Brazil +28%, Mexico +22%) and Asia (South Korea +23%).

Like-for-like sales growth

	1st half 2003	
	€ millions	**Like-for-like growth (%)**
By division		
Professional Products	979	+8.8%
Consumer Products	3,951	+9.3%
Luxury Products	1,575	+0.2%
Active Cosmetics	429	+10.9%
Cosmetics total	6,991	+7.1%
By zone		
Western Europe	3,834	+5.3%
North America	1,873	+6.1%
Rest of the World	1,284	+14.6%
Cosmetics total	6,991	+7.1%
Dermatology[1]	139	+7.0%
Group total	7,136	+7.1%

[1] Group share, i.e. 50%

Substantial worldwide development

- The strong growth trend in Western Europe continued at +5.3%, in line with the rate achieved over the last 10 years. This was driven by rapid increases in several countries, particularly in the United Kingdom (+17%) and Spain (+12%).

- In North America, where cosmetics markets slowed, the group continued to win market share, achieving +6.1% like-for-like growth. This growth rate reflects in particular the extremely promising start made by Garnier's Fructis shampoo. The dynamism of all the Professional Products Division's

- In the new markets, sales growth continued at an extremely high level (+14.6%).
  - Despite the SARS epidemic, several Asian countries achieved very encouraging growth rates, particularly Taiwan and China, where first half sales increased by +61%.
  - In Latin America, despite the difficulties, a high growth rate was achieved (+16%). L'Oréal has made further breakthroughs in Brazil (+26%) and succeeded in turning round its Argentinean subsidiary (+38.3%).
  - Growth was very strong in Eastern Europe (+25%), particularly in the Russian Federation, where sales increased by +38% following two years of extremely rapid growth, and in Hungary (+18%).
  - Moreover, further breakthroughs were made in Australia (+19%) and in the Indian market (+34%).

Strong earnings growth

Adjusted operating profit, i.e. including exchange gains and losses, advanced by +9% to € 1,129.1 million. It represented 15.8% of consolidated sales, compared with 14.1% at 30th June 2002, and 12.9% for 2002 as a whole.
This very marked improvement in margins comes from the good level of sales, the control of production costs, the scheduling of advertising and promotional expenses, and the careful management of exchange rate risks.
These figures reflect a significant improvement in operating margins, although it is not possible to extrapolate from them for the year as a whole.

Adjusted operating profit by branch

	At 30th June 2002	At 30th June 2003	As% of sales
Cosmetics	€ 1,007.5m	€1,100.0m	15.7%
Dermatology (1)	€ 23.7m	€25.7m	18.5%
Consolidated total	**€1,036.1m**	**€1,129.1m**	**15.8%**

Growth = +9%

(1) Group share, i.e. 50%.

Thanks to the reduction in debt and lower interest rates, net financial charges amounted to € 48.1 million, compared with € 66.3 million at 30th June 2002.
As a result, the pre-tax profit of the fully consolidated companies amounted to € 1,080.9 million, up by +11.5%.

Corporate income tax at group level was € 357.7 million, up by +6.5%.

The net operational profit of the fully consolidated companies was thus € 723.2 million, up by +14.1%.

Excellent contribution from SANOFI-SYNTHELABO

- The group share of the net profit of equity affiliates amounted to € 190.5 million. This consists of the group's share of the net profit of SANOFI-SYNTHELABO, which increased by +17.7%.

L'Oréal's net operational profit after minority interests amounted to € 908.4 million, up by +14.9%.

Main first-half indicators

	At 30th June 2002	At 30th June 2003	Growth
	€ millions		
Consolidated sales	**7,371.3**	**7,136.8**	**-3.2%**
Operating profit	1,017.0	1,037.2	+2.0%
Adjusted operating profit(2)	1,036.1	1,129.1	+9.0%
Pre-tax profit of fully consolidated companies	969.8	1,080.9	+11.5%
Net operational profit of fully consolidated companies	633.9	723.2	+14.1%
Group share of net operational profit of equity affiliates	161.9	190.5	+17.7%
Net operational profit*	795.8	913.7	+14.8%
Net book profit(3)	718.7	788.7	+9.7%
Net operational profit after minority interests	**790.6**	**908.4**	**+14.9%**

(2) Operating profit including exchange gains and losses.

(3) The net book profit after minority interests amounted to € 783.4 million, up by +9.8%, after € 91.1 million of charges to provisions for treasury shares.

* "Net operational profit " consists of the profit after tax of the fully consolidated companies and includes the group share of the net profit of equity affiliates. It does not include charges to/reversals of provisions for treasury shares, gains and losses on disposals of fixed assets, restructuring costs and amortisation of goodwill. This is the most significant measure of the group's recurrent performance, and has, without any change, for many years, been adopted by L'Oréal as the basis for calculating net earnings per share. It has also been adopted by the very great majority of financial observers.

Contacts at L'ORÉAL

Shareholders and market authorities
Mr François ARCHAMBAULT
☎ : +33.1.47.56.83.45
http://www.loreal-finance.com

Analysts and Institutional Investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02.

Journalists
Mr Lorrain KRESSMANN
☎ : +33.1.47.56.40.24
http://www.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the ***Internet site*** *for shareholders and investors,* ***http://www.loreal-finance.com****, or loreal-finance.com mobile edition on your PDA; alternatively call the* ***phone number (from France): +33.1.58.13.51.36.***

L'OREAL – 41 rue Martre – 92117 CLICHY – France.